EXHIBIT 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Williams Pipeline Partners L.P. for the registration of $1,500,000,000 of common units representing limited partner interests and debt securities, and to the incorporation by reference therein of our reports dated February 23, 2009, with respect to the consolidated financial statements of Williams Pipeline Partners L.P., the consolidated financial statements and schedule of Northwest Pipeline GP, and the consolidated balance sheet of Williams Pipeline GP LLC as of December 31, 2008, included in the Annual Report (Form 10-K) of Williams Pipeline Partners L.P. for the year ended December 31, 2008, filed with the Securities and Exchange Commission.
Houston, Texas
July 7, 2009